Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q4 2015, dated February 19, 2016, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: February 19, 2016	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

Condensed Consolidated Interim Financial Statements

Q4 2015

AEGON

Transform Tomorrow

aegon.com

The Hague, February 19, 2016

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q4 2015	Q4 2014	FY 2015	FY 2014

Premium income	4	4,901	5,163	20,311	19,864
Investment income	5	2,153	2,063	8,525	8,148
Fee and commission income		607	565	2,438	2,137
Other revenues		3	2	14	7
Total revenues		7,665	7,793	31,289	30,157
Income from reinsurance ceded		781	860	3,321	2,906
Results from financial transactions	6	5,369	6,062	401	13,772
Other income	7	67	33	83	61
Total income		13,882	14,748	35,094	46,896

Benefits and expenses	8	13,305	13,936	33,325	44,898
Impairment charges / (reversals)	9	(40)	75	(22)	87
Interest charges and related fees		104	104	412	371
Other charges	10	12	138	774	172
Total charges		13,382	14,253	34,488	45,528

Share in net result of joint ventures		30	14	142	56
Share in net result of associates		-	1	5	24
Income / (loss) before tax		530	510	754	1,448
Income tax (expense) / benefit		(52)	(111)	(134)	(262)
Net income / (loss)		478	399	619	1,186

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		477	399	619	1,186
Non-controlling interests		-	-	1	1

Earnings per share (EUR per share)	18
Basic earnings per common share		0.21	0.17	0.23	0.49
Basic earnings per common share B		0.01	-	0.01	0.01
Diluted earnings per common share		0.21	0.17	0.23	0.49
Diluted earnings per common share B		0.01	-	0.01	0.01

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Net income / (loss)	478	399	619	1,186

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	8	8	13	9
Remeasurements of defined benefit plans	(16)	(434)	240	(1,156)
Income tax relating to items that will not be reclassified	(15)	139	(77)	333

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1,068)	2,294	(2,175)	6,759
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(160)	(279)	(485)	(702)
Changes in cash flow hedging reserve	(95)	559	446	1,188
Movement in foreign currency translation and net foreign investment hedging reserve	337	499	1,414	1,668
Equity movements of joint ventures	(5)	6	(8)	10
Equity movements of associates	-	(17)	(1)	(10)
Disposal of group assets	6	-	(544)	-
Income tax relating to items that may be reclassified	404	(765)	783	(2,018)
Other	-	(2)	9	(5)
Other comprehensive income for the period	(606)	2,008	(386)	6,075
Total comprehensive income / (loss)	(129)	2,407	234	7,262

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(129)	2,406	234	7,262
Non-controlling interests	1	-	-	(1)

Unaudited	3

Condensed consolidated statement of financial position
		Dec. 31, 2015	Dec. 31, 2014
EUR millions	Notes

Assets
Intangible assets	11	2,110	2,073
Investments	12	160,792	153,653
Investments for account of policyholders	13	200,226	191,467
Derivatives	14	11,545	28,014
Investments in joint ventures		1,561	1,468
Investments in associates		242	140
Reinsurance assets	16	11,257	9,593
Deferred expenses	17	12,547	10,373
Assets held for sale	20	-	9,881
Other assets and receivables		7,615	7,628
Cash and cash equivalents		9,594	10,610
Total assets		417,489	424,902

Equity and liabilities
Shareholders’ equity		23,931	24,293
Other equity instruments		3,800	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		27,732	28,120
Non-controlling interests		9	9
Group equity		27,741	28,129

Trust pass-through securities		157	143
Subordinated borrowings		759	747
Insurance contracts		123,042	111,927
Insurance contracts for account of policyholders		112,679	102,250
Investment contracts		17,718	15,359
Investment contracts for account of policyholders		90,119	91,849
Derivatives	14	10,890	26,048
Borrowings	19	12,445	14,158
Liabilities held for sale	20	-	7,810
Other liabilities		21,940	26,481
Total liabilities		389,749	396,772
Total equity and liabilities		417,489	424,902

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Year ended December 31, 2015

At beginning of year	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Net income / (loss) recognized in the income statement	-	619	-	-	-	-	619	1	619

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	13	-	-	-	13	-	13
Remeasurements of defined benefit plans	-	-	-	240	-	-	240	-	240
Income tax relating to items that will not be reclassified	-	-	(2)	(75)	-	-	(77)	-	(77)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(2,175)	-	-	-	(2,175)	-	(2,175)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(485)	-	-	-	(485)	-	(485)
Changes in cash flow hedging reserve	-	-	446	-	-	-	446	-	446
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(86)	1,500	-	1,414	-	1,414
Equity movements of joint ventures	-	-	-	-	(8)	-	(8)	-	(8)
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Disposal of group assets	-	-	(468)	-	(76)	-	(544)	-	(544)
Income tax relating to items that may be reclassified	-	-	836	-	(52)	-	783	-	783
Other	-	10	-	-	-	-	10	(1)	9
Total other comprehensive income	-	10	(1,837)	79	1,363	-	(385)	(1)	(386)
Total comprehensive income / (loss) for 2015	-	628	(1,837)	79	1,363	-	234	-	234

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares	-	52	-	-	-	-	52	-	52
Dividends paid on common shares	(211)	(292)	-	-	-	-	(503)	-	(503)
Dividend withholding tax reduction	-	1	-	-	-	-	1	-	1
Coupons on non-cumulative subordinated notes	-	(28)	-	-	-	-	(28)	-	(28)
Coupons on perpetual securities	-	(111)	-	-	-	-	(111)	-	(111)
Share options and incentive plans	-	(7)	-	-	-	(27)	(33)	-	(33)
At end of period	8,387	9,319	6,471	(1,532)	1,286	3,800	27,732	9	27,741

Year ended December 31, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income / (loss) recognized in the income statement	-	1,186	-	-	-	-	1,186	1	1,186

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	9	-	-	-	9	-	9
Remeasurements of defined benefit plans	-	-	-	(1,156)	-	-	(1,156)	-	(1,156)
Income tax relating to items that will not be reclassified	-	-	(2)	335	-	-	333	-	333

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	6,759	-	-	-	6,759	-	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(702)	-	-	-	(702)	-	(702)
Changes in cash flow hedging reserve	-	-	1,188	-	-	-	1,188	-	1,188
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(84)	1,752	-	1,668	-	1,668
Equity movements of joint ventures	-	-	-	-	10	-	10	-	10
Equity movements of associates	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(1,968)	-	(50)	-	(2,018)	-	(2,018)
Other	-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income	-	(4)	5,285	(905)	1,701	-	6,077	(1)	6,075
Total comprehensive income / (loss) for 2014	-	1,182	5,285	(905)	1,701	-	7,262	(1)	7,262

Issuance and purchase of treasury shares	-	(67)	-	-	-	-	(67)	-	(67)
Other equity instruments redeemed	-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares	(104)	(266)	-	-	-	-	(370)	-	(370)
Coupons on non-cumulative subordinated notes	-	(24)	-	-	-	-	(24)	-	(24)
Coupons on perpetual securities	-	(128)	-	-	-	-	(128)	-	(128)
Share options and incentive plans	-	7	-	-	-	(4)	3	-	3
At end of period	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	FY 2015	FY 2014

Cash flow from operating activities	914	4,122

Purchases and disposals of intangible assets	(52)	(27)
Purchases and disposals of equipment and other assets	(83)	(65)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	749	22
Cash flow from investing activities	615	(71)

Issuance and purchase of treasury shares	(213)	(199)
Dividends paid	(292)	(266)
Issuances, repurchases and coupons of perpetuals	(148)	(1,344)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(38)	(32)
Issuances and repayments of borrowings	(2,095)	2,555
Cash flow from financing activities	(2,785)	715

Net increase / (decrease) in cash and cash equivalents	(1,257)	4,766
Net cash and cash equivalents at January 1	10,649	5,652
Effects of changes in foreign exchange rates	200	231
Net cash and cash equivalents at end of period	9,593	10,649

Cash and cash equivalents	9,594	10,610
Cash and cash equivalents classified as Assets held for sale	-	43
Bank overdrafts classified as other liabilities	-	(4)
Net cash and cash equivalents	9,593	10,649

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs over 31,500 people worldwide (2014: over 28,000).

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the period ended, December 31, 2015, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2014 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2014. Aegon’s Annual Report for 2014 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

The condensed consolidated interim financial statements as at, and for the period ended, December 31, 2015, were approved by the Executive Board on February 18, 2016.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2014 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2015:

t	IAS 19 Employee Benefits – Amendment Employee Contributions;
t	Annual improvements 2010-2012 Cycle; and
t	Annual improvements 2011-2013 Cycle.

None of these revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the year ended December 31, 2015.

For a complete overview of IFRS standards, published before January 1, 2015, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2014.

Unaudited	7

Taxes

Taxes on income for the year ended December 31, 2015, are accrued using the tax rate that would be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2014, except for the actuarial assumptions as discussed below.

Actuarial assumption updates

Assumptions are reviewed and updated periodically, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

In 2015 Aegon implemented assumption updates resulting in a net EUR 24 million gain to income before tax. Charges arising from assumption updates included in underlying earnings before tax amounted to EUR 77 million.

t

A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 17 million, and was primarily related to updated mortality assumptions of active lives and updated lapse assumptions.

t

Actuarial assumption updates in the Americas Investments & Retirement business resulted in a charge of EUR 60 million and was primarily related to expense assumption updates related to fixed and variable annuity contracts.

In fair value items a favorable amount of EUR 101 million has been recorded primarily reflecting an update of the risk free yield curve to determine Aegon’s liabilities for certain variable annuity contracts as well as economic scenario updates for both fixed and variable annuity contracts.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
December 31, 2015	1	EUR	1.0863	0.7370
December 31, 2014	1	EUR	1.2101	0.7760

Weighted average exchange rates

			USD	GBP
Nine months ended December 31, 2015	1	EUR	1.1100	0.7256
Nine months ended September 30, 2014	1	EUR	1.3288	0.8061

8	Unaudited

2.1 Future adoption of voluntary changes in accounting policies

On January 13, 2016, Aegon provided an update on its strategic plans at its Analyst & Investor Conference. Following this update Aegon will make voluntary changes in accounting policies, effective January 1, 2016, to reflect its strategic priorities. The voluntary changes in accounting policies will be applied retrospectively. Firstly, Aegon will adopt a group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business when using reinsurance as means to exit businesses. Also, Aegon will make two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom. The changes in the United Kingdom do not impact other reporting units within Aegon as these are changes specific to Aegon UK. However, these changes do increase alignment with other reporting units within Aegon.

In the paragraphs below, details are provided for these changes in accounting policies including the impact on shareholders equity and net income.

Accounting related to certain reinsurance transactions

Aegon will adopt one single group-wide accounting policy for reinsurance transactions that are entered into as part of a plan to exit a business. The existing accounting policy records a deferred cost of reinsurance which is subsequently amortized. Under the new accounting policy, when the company enters into a reinsurance contract as part of a plan to exit a business, an immediate gain or loss will be recognized in the income statement.

For purposes of this accounting policy, a business is defined as “designated insurance liabilities to be disposed of through reinsurance transactions”. The insurance liabilities are designated according to their homogenous risk profiles, possible examples include but are not limited to geographical area, product type, distribution channel, policyholder profiles, and policy form or riders.

The adoption of the new accounting policy is expected to decrease shareholders’ equity at the date of adoption (January 1, 2016) by between USD 0.1 billion and USD 0.2 billion. Aegon estimates that this accounting change will increase net income by approximately USD 10 million, USD 10 million and USD 20 million for the years 2015, 2014 and 2013 respectively as deferred costs of reinsurance are no longer amortized and the initially recorded deferred costs of reinsurance have been directly accounted for in the income statement at the date of the reinsurance transaction.

Insurance accounting for business in United Kingdom

In January 2016, Aegon announced the restructuring of its business and operations in the UK. This involves splitting the Aegon UK business into three components: the annuity business, the traditional pension book and the new digital solutions platform. By extracting the digital solutions platform from the rest of the business, management aims to ensure the focus and separate culture required to successfully build a viable and sustainably growing business over the longer term.

Aegon will make two voluntary accounting policy changes that better reflect its business strategy after restructuring in the United Kingdom, only effecting Aegon UK. The changes involve the aggregation level at which the liability adequacy test is carried out and the definition of when a substantially modified contract will be derecognized.

Level of aggregation

The current accounting policy for the level of aggregation for the liability adequacy test in the United Kingdom is on a geographical basis, therefore the total Aegon UK book is considered as one population. In the announced restructuring, Aegon’s business in the United Kingdom has been split into different portfolios that will be managed independently from one another. Management is of the opinion that the liability adequacy test should be disaggregated to a portfolio level to reflect this change in strategy. This change in the definition of portfolio for Aegon UK will better align with other reporting units in the Group where insurance contracts are grouped consistent with the Company’s manner of acquiring, servicing and measuring the profitability of its insurance contracts.

Unaudited	9

Substantial modification

The current accounting policy for Aegon’s business in the United Kingdom is to derecognize insurance contracts when legal extinguishment occurs. As the annuity business, the traditional pension book and the new digital solutions platform will be managed separately post-restructuring, Aegon has decided to change its accounting policy for Aegon UK to one that applies criteria from IAS 39 contract modification. Under these criteria a change should be significant enough to be considered an extinguishment of the existing contract and the issuance of a new contract. Aegon considers that this change in accounting policy is preferred as introducing a more sophisticated approach to contract modification is consistent with how the business will be managed post-restructuring and will provide the user with information that is more relevant and that reliably reflects the economic substance of our transactions with our upgraded policyholders, as required by IFRS 4 and IAS 8, in relation to the nature of contract modifications.

Both changes in accounting policy, affecting Aegon UK, will be adopted retrospectively as of January 1, 2016 to coincide with the commencement of the restructuring in 2016. The changes are expected to decrease net income of the year 2015 approximately by between GBP 0.8 billion and GBP 0.9 billion as the two policy changes combined trigger a premium deficiency in 2015. This also reflects the total impact on shareholders’ equity at the date of adoption (January 1, 2016) as there is no impact on the income statement 2014 and 2013.

2.2 Future changes to segment reporting presentation

Based on the amended strategic plans as announced on January 13, 2016, Aegon has reconsidered its segment reporting. IFRS 8 requires operating segments to be defined in line with how the ‘chief operating decision maker’ (CODM, i.e. Aegon’s Executive Board) manages the business. Currently, Aegon has the following reportable segments: Americas, the Netherlands, United Kingdom, New Markets and Holdings and other activities. New Markets was established to aggregate Aegon’s emerging businesses and global / European initiatives which is a combination of the following operating segments: Central & Eastern Europe, Asia, Spain & Portugal, Asset Management and VA Europe. Under IFRS 8 these operating segments were aggregated as one reportable segment due to their respective size.

Given that Aegon will change its managerial view to geographical areas and underlying businesses have developed since 2010, internal management reports will change as of 2016 accordingly. Alignment of segment reporting with those changes and developments will be put in place in 2016 reflecting Aegon’s announcements related to its strategic plan. This means that the operating segments as described above will be presented on this basis and introduces separate presentation of the asset management business. The following will be reported from 2016 onwards:

t	Americas: one operating segment which covers business units in the United States, Brazil and Mexico, including any of the units’ activities located outside these countries;
t	Europe: which covers the following operating segments: the Netherlands, United Kingdom (including VA Europe), Central & Eastern Europe, Spain and Portugal;
t	Asia: one operating segment which covers businesses operating in Hong Kong, China, Japan, India and Indonesia including any of the units’ activities located outside these countries;
t	Asset Management: one operating segment which covers business activities from Aegon Asset Management;
t	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain and Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the segment note.

The change in segment reporting does not have an impact on the financial position, results of operations or cash flows of Aegon.

10	Unaudited

3. Segment information

Aegon conducted its operations through five primary reporting segments in 2015:

1.	Aegon Americas: covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;
2.	Aegon the Netherlands: covers businesses operating in the Netherlands;
3.	Aegon UK: covers businesses operating in the United Kingdom;
4.	New Markets: covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuities activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;
5.	Holding and other activities: includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure, underlying earnings before tax, provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

In 2015, management decided to change the measurement of underlying earnings before tax by including the impact of model updates as part of ‘Other income/(charges)’ rather than as part of underlying earnings before tax. The models are used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets. Model updates could result in either a strengthening of reserves or a release of reserves held to cover for insurance or investment contracts inforce and the related treatment of deferred acquisition costs or costs of value of business acquired. The reason for this change in measurement is that management believes that these model updates are expected to be non-recurring.

Unaudited	11

As a result, presentation as part of ‘Other income/(charges)’ provide better insight to users of Aegon’s financial statements in the actual performance from its underlying business operations. In 2015 an amount of EUR 205 million has been recorded in ‘Other income/(charges)’. The impact of this change in measurement on 2014 would have been an increase in Aegon Group consolidated underlying earnings before tax of EUR 82 million and a decrease in ‘Other income/(charges)’ for the same amount for segment reporting purposes. The impact is split between the Americas (EUR 57 million) and New Markets (EUR 26 million). The presentation of the items in the IFRS income statement will remain unchanged and continue to be part of the line ‘Policyholder claims and benefits’.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

12	Unaudited

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading. As of the third quarter 2015, the impact of model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well (refer to page 11).

Other charges may include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited	13

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2015

Underlying earnings before tax geographically	310	135	26	54	(39)	-	486	8	493
Fair value items	(64)	22	(31)	9	(1)	-	(65)	(15)	(80)
Realized gains / (losses) on investments	(22)	33	38	10	-	-	58	-	58
Impairment charges	(11)	(8)	-	(1)	-	-	(20)	(21)	(41)
Impairment reversals	83	2	-	-	-	-	84	-	84
Other income / (charges)	(29)	-	14	(4)	-	-	(19)	21	2
Run-off businesses	14	-	-	-	-	-	14	-	14
Income / (loss) before tax	281	183	46	68	(40)	-	537	(7)	530
Income tax (expense) / benefit	(37)	(43)	17	(17)	20	-	(60)	7	(52)
Net income / (loss)	244	140	63	51	(20)	-	478	-	478
Inter-segment underlying earnings	(58)	(13)	(23)	92	2

Revenues
Life insurance gross premiums	1,844	483	1,393	549	1	(27)	4,244	(106)	4,138
Accident and health insurance	560	36	10	24	2	(2)	630	(1)	629
General insurance	-	92	-	63	1	-	156	(22)	134
Total gross premiums	2,404	612	1,404	636	4	(29)	5,029	(129)	4,901
Investment income	919	558	611	76	101	(100)	2,165	(12)	2,153
Fee and commission income	417	91	10	210	-	(73)	654	(47)	607
Other revenues	1	-	-	(1)	5	-	5	(1)	3
Total revenues	3,741	1,260	2,026	920	109	(203)	7,853	(188)	7,665
Inter-segment revenues	7	-	-	93	103

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2014

Underlying earnings before tax geographically	367	172	29	33	(39)	1	562	(4)	557
Fair value items	(172)	61	1	(14)	(9)	-	(132)	4	(129)
Realized gains / (losses) on investments	11	248	42	4	-	-	304	(1)	303
Impairment charges	(21)	(5)	-	(4)	-	-	(31)	(23)	(54)
Impairment reversals	2	1	-	-	-	-	3	-	3
Other income / (charges)	(17)	(99)	(38)	(37)	(1)	-	(191)	23	(168)
Run-off businesses	(3)	-	-	-	-	-	(3)	-	(3)
Income / (loss) before tax	167	377	34	(18)	(49)	1	511	(1)	510
Income tax (expense) / benefit	(17)	(105)	1	(6)	13	-	(112)	1	(111)
Net income / (loss)	150	272	35	(23)	(35)	1	399	-	399
Inter-segment underlying earnings	(46)	(15)	(16)	73	3

Revenues
Life insurance gross premiums	1,855	739	1,226	713	(1)	(17)	4,514	(89)	4,426
Accident and health insurance	518	30	13	36	2	(2)	596	(1)	595
General insurance	-	104	-	57	-	-	161	(19)	142
Total gross premiums	2,372	873	1,239	806	-	(18)	5,272	(109)	5,163
Investment income	888	611	514	60	89	(88)	2,073	(11)	2,062
Fee and commission income	390	86	11	174	-	(66)	595	(30)	565
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,652	1,570	1,764	1,041	90	(173)	7,943	(150)	7,793
Inter-segment revenues	6	-	-	79	88

14	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2015

Underlying earnings before tax geographically	1,200	537	125	236	(163)	2	1,939	34	1,973
Fair value items	(589)	55	(27)	8	(68)	-	(620)	(59)	(679)
Realized gains / (losses) on investments	(74)	306	95	20	-	-	346	(8)	338
Impairment charges	(43)	(25)	-	(2)	-	-	(70)	(21)	(91)
Impairment reversals	114	5	-	-	-	-	119	-	119
Other income / (charges)	(938)	(22)	27	(47)	-	-	(980)	21	(959)
Run-off businesses	52	-	-	-	-	-	52	-	52
Income / (loss) before tax	(277)	857	220	215	(230)	2	786	(33)	754
Income tax (expense) / benefit	31	(196)	(2)	(71)	71	-	(167)	33	(134)
Net income / (loss)	(246)	661	218	144	(159)	2	619	-	619
Inter-segment underlying earnings	(220)	(55)	(75)	339	10

Revenues
Life insurance gross premiums	7,046	2,240	5,650	2,565	4	(106)	17,400	(431)	16,969
Accident and health insurance	2,266	234	47	170	6	(6)	2,717	(14)	2,703
General insurance	-	473	-	244	2	-	720	(80)	640
Total gross premiums	9,312	2,947	5,697	2,979	13	(112)	20,836	(524)	20,311
Investment income	3,680	2,277	2,327	291	387	(385)	8,576	(51)	8,525
Fee and commission income	1,704	351	43	813	-	(278)	2,633	(195)	2,438
Other revenues	9	-	-	2	7	-	19	(5)	14
Total revenues	14,705	5,575	8,067	4,086	406	(776)	32,064	(775)	31,289
Inter-segment revenues	24	2	-	356	393

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Year ended December 31, 2014

Underlying earnings before tax geographically	1,134	558	115	196	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(207)	(15)	(6)	(82)	-	(807)	2	(806)
Realized gains / (losses) on investments	85	431	164	16	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(43)	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(24)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	(21)	-	(21)
Income / (loss) before tax	669	658	215	139	(223)	1	1,458	(10)	1,448
Income tax (expense) / benefit	(79)	(166)	(37)	(50)	60	-	(272)	10	(262)
Net income / (loss)	590	491	178	89	(164)	1	1,186	-	1,186
Inter-segment underlying earnings	(173)	(58)	(59)	272	18

Revenues
Life insurance gross premiums	6,461	3,982	4,859	2,015	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	163	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	224	-	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,073	234	326	(323)	8,191	(42)	8,148
Fee and commission income	1,485	324	43	623	-	(237)	2,237	(100)	2,137
Other revenues	2	-	-	3	5	-	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	336	(637)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	292	327

Unaudited	15

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

						EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2015	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
708	350	Shares	652	136	475	73	124	-	1,460
70,918	9,717	Debt securities	65,284	23,370	13,185	5,551	-	-	107,390
10,930	-	Loans	10,062	28,007	-	421	88	-	38,577
11,713	118	Other financial assets	10,783	335	160	80	18	-	11,376
913	-	Investments in real estate	840	1,148	-	2	-	-	1,990
95,182	10,185	Investments general account	87,620	52,996	13,819	6,128	230	-	160,792
-	12,731	Shares	-	9,174	17,274	259	-	(8)	26,699
5,395	8,643	Debt securities	4,967	14,642	11,728	270	-	-	31,606
104,488	23,731	Unconsolidated investment funds	96,187	17	32,200	6,441	-	-	134,845
11	2,295	Other financial assets	10	2,923	3,115	6	-	-	6,054
-	753	Investments in real estate	-	-	1,022	-	-	-	1,022
109,894	48,154	Investments for account of policyholders	101,164	26,756	65,337	6,977	-	(8)	200,226

205,076	58,338	Investments on balance sheet	188,784	79,752	79,157	13,104	230	(8)	361,019
231,060	612	Off balance sheet investments third parties	212,704	897	830	131,940	-	-	346,371
436,136	58,951	Total revenue generating investments	401,487	80,648	79,987	145,045	230	(8)	707,390

		Investments
79,040	9,974	Available-for-sale	72,761	22,479	13,534	5,617	18	-	114,409
10,930	-	Loans	10,062	28,007	-	421	88	-	38,577
114,193	47,611	Financial assets at fair value through profit or loss	105,121	28,119	64,601	7,064	124	(8)	205,020
913	753	Investments in real estate	840	1,148	1,022	2	-	-	3,012
205,076	58,338	Total investments on balance sheet	188,784	79,752	79,157	13,104	230	(8)	361,019

8	-	Investments in joint ventures	7	837	-	714	3	-	1,561
82	6	Investments in associates	75	19	9	139	-	-	242
30,150	4,551	Other assets	27,755	17,349	6,175	4,250	32,267	(33,128)	54,668
235,315	62,896	Consolidated total assets	216,621	97,956	85,341	18,207	32,501	(33,136)	417,489

						EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,898	13,208	4,806	224	(1)	153,653
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,974	77,937	84,251	224	(11)	558,328
		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	36,785	(36,574)	78,172
251,468	64,795	Consolidated total assets	207,808	116,652	83,498	16,519	37,010	(36,586)	424,902

16	Unaudited

4. Premium income and premiums paid to reinsurers

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Gross
Life	4,138	4,426	16,969	16,896
Non-Life	763	738	3,342	2,968
Total	4,901	5,163	20,311	19,864

Reinsurance [1]
Life	733	811	2,694	2,701
Non-Life	75	83	286	310
Total	808	894	2,979	3,011

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Interest income	1,761	1,707	7,087	6,759
Dividend income	365	326	1,306	1,265
Rental income	27	30	133	124
Total investment income	2,153	2,063	8,525	8,148

Investment income related to general account	1,520	1,490	6,099	5,717
Investment income for account of policyholders	633	572	2,426	2,431
Total	2,153	2,063	8,525	8,148

6. Results from financial transactions

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Net fair value change of general account financial investments at FVTPL other than derivatives	16	(4)	(35)	192
Realized gains /(losses) on financial investments	59	303	349	697
Gains /(losses) on investments in real estate	29	15	145	(4)
Net fair value change of derivatives	(3)	943	3	1,621
Net fair value change on for account of policyholder financial assets at FVTPL	5,246	4,796	(110)	11,226
Net fair value change on investments in real estate for account of policyholders	16	12	67	53
Net foreign currency gains /(losses)	2	(3)	(29)	(21)
Net fair value change on borrowings and other financial liabilities	4	(1)	9	5
Realized gains /(losses) on repurchased debt	1	1	2	3
Total	5,369	6,062	401	13,772

The increase of the net fair value change on for account of policyholder financial assets at FVTPL in Q4 2015 compared to Q4 2014 is mainly driven by equity markets and interest rates movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

Other income of EUR 67 million in the fourth quarter of 2015, mainly relates to a release of EUR 38 million of an earn-out provision, which is partly offset by an impairment charge related to the net asset value of one of our joint ventures amounting to EUR 21 million (refer to note 9) recorded in the impairment charges line. In addition, other income includes EUR 22 million related to the impact of model updates in the United States.

Unaudited	17

8. Benefits and expenses

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Claims and benefits	12,369	13,227	30,153	42,234
Employee expenses	587	576	2,280	2,067
Administration expenses	361	288	1,278	1,127
Deferred expenses	(370)	(417)	(1,533)	(1,465)
Amortization charges	357	262	1,147	936
Total	13,305	13,936	33,325	44,898

The following table provides an analysis of the claims and benefits:

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Benefits and claims paid life	5,193	4,104	20,517	15,827
Benefits and claims paid non-life	531	470	2,128	1,752
Change in valuation of liabilities for insurance contracts	5,266	6,217	7,880	17,273
Change in valuation of liabilities for investment contracts	(223)	740	(6,678)	1,404
Other	(14)	(16)	(17)	(42)

Policyholder claims and benefits	10,753	11,515	23,830	36,214
Premium paid to reinsurers	808	894	2,979	3,011
Profit sharing and rebates	6	(3)	31	17
Commissions	802	821	3,313	2,992
Total	12,369	13,227	30,153	42,234

The lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 5,246 (2014 Q4: EUR 4,796 ). In addition, the line Change in valuation of liabilities for insurance contracts includes changes in technical provisions for life insurance contracts of EUR 243 (2014 Q4: EUR 2,514).

9. Impairment charges/(reversals)

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	42	57	95	132
Impairment reversals on financial assets, excluding receivables [1]	(84)	(3)	(119)	(66)
Impairment charges / (reversals) on non-financial assets and receivables	3	21	1	21
Total	(40)	75	(22)	87

Impairment charges on financial assets, excluding receivables, from:
Shares	-	-	4	5
Debt securities and money market instruments	8	22	32	36
Loans	12	12	37	68
Investments in joint ventures	21	23	21	23
Total	42	57	95	132

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(80)	(2)	(109)	(56)
Loans	(5)	(1)	(9)	(10)
Total	(84)	(3)	(119)	(66)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

18	Unaudited

10. Other charges

Other charges of EUR 774 million for 2015 relate to the book loss on the sale of Aegon’s Canadian life insurance business. For the sale of Canada refer to note 22. Acquisitions / divestments.

11. Intangible assets

EUR millions	Dec. 31, 2015	Dec. 31, 2014

Goodwill	299	216
VOBA	1,682	1,546
Future servicing rights	57	255
Software	61	50
Other	12	5
Total intangible assets	2,110	2,073

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates. Future servicing rights reduced compared to December 31, 2014 following the sale of Clark Consulting in the third quarter of 2015.

12. Investments

EUR millions	Dec. 31, 2015		Dec. 31, 2014

Available-for-sale (AFS)	114,409		110,229
Loans	38,577		36,738
Financial assets at fair value through profit or loss (FVTPL)	5,816		4,895
Financial assets, for general account, excluding derivatives	158,803		151,862
Investments in real estate	1,990		1,792
Total investments for general account, excluding derivatives	160,792		153,653

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	820	640	-	1,460
Debt securities	105,151	2,239	-	107,390
Money market and other short-term investments	7,141	303	-	7,444
Mortgages loans	-	-	33,214	33,214
Private loans	-	-	2,847	2,847
Deposits with financial institutions	-	-	106	106
Policy loans	-	-	2,201	2,201
Other	1,297	2,635	210	4,141
December 31, 2015	114,409	5,816	38,577	158,803

	AFS	FVTPL	Loans	Total

Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	32,164	32,164
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,738	151,862

Unaudited	19

13. Investments for account of policyholders

EUR millions	Dec. 31, 2015	Dec. 31, 2014
Shares	26,699	27,019
Debt securities	31,606	37,070
Money market and short-term investments	1,907	795
Deposits with financial institutions	1,222	2,908
Unconsolidated investment funds	134,845	122,159
Other	2,925	415
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	199,204	190,366
Investment in real estate	1,022	1,101
Total investments for account of policyholders	200,226	191,467

14. Derivatives

Positive and negative fair values decreased, mainly due to the unwind of mutually offsetting derivatives. In addition derivatives balances moved, mainly as a result from changes in interest rates and other market movements during the period.

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	29	498	293	820
Debt securities	28,701	72,307	4,144	105,151
Money markets and other short-term instruments	-	7,141	-	7,141
Other investments at fair value	31	337	928	1,297
Total Available-for-sale investments	28,761	80,283	5,365	114,409

Fair value through profit or loss
Shares	254	385	-	640
Debt securities	16	2,217	6	2,239
Money markets and other short-term instruments	-	303	-	303
Other investments at fair value	2	1,368	1,265	2,635
Investments for account of policyholders [1]	121,227	76,232	1,745	199,204
Derivatives	54	11,270	222	11,545
Total Fair value through profit or loss	121,552	91,775	3,239	216,566
Total financial assets at fair value	150,313	172,058	8,604	330,975

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,943	23,266	156	40,365
Borrowings [3]	-	617	-	617
Derivatives	4	8,782	2,104	10,890
Total financial liabilities at fair value	16,946	32,665	2,260	51,871

20	Unaudited

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,503

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the year ended December 31, 2015.

Fair value transfers
EUR millions	Full Year 2015		Full Year 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	14	156	-	45
Total	14	156	-	45

Fair value through profit or loss
Shares	-	40	-	-
Investments for account of policyholders	(3)	209	163	1
Total	(3)	248	163	1
Total financial assets at fair value	11	405	163	46

Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	1	-	-
Total financial liabilities at fair value	-	1	-	-

Unaudited	21

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2015 [3]
Financial assets carried at fair value available-for-sale investments
Shares	280	32	30	92	(124)	(33)	16	-	-	-	293	-
Debt securities	3,803	(2)	29	842	(367)	(198)	212	-	182	(359)	4,144	-
Other investments at fair value	934	(206)	9	179	(72)	(18)	102	-	-	-	928	-
	5,018	(176)	69	1,113	(563)	(249)	330	-	182	(359)	5,365	-

Fair value through profit or loss
Debt securities	17	-	-	-	(2)	-	2	-	-	(9)	6	-
Other investments at fair value	1,237	(20)	-	179	(397)	-	139	-	291	(162)	1,265	17
Investments for account of policyholders	1,956	126	-	486	(773)	-	33	-	-	(83)	1,745	85
Derivatives	320	(173)	-	12	48	-	15	-	-	-	222	(176)
	3,530	(67)	-	677	(1,124)	-	188	-	291	(255)	3,239	(74)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	3	-	12	(34)	-	14	-	-	(5)	156	3
Derivatives	3,010	(925)	-	-	(98)	-	116	-	-	-	2,104	(972)
	3,175	(922)	-	13	(131)	-	131	-	-	(5)	2,260	(969)

EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2014 [3]
Financial assets carried at fair value available-for-sale investments
Shares	322	47	(12)	60	(153)	-	17	-	-	(1)	280	-
Debt securities	3,162	28	45	1,419	(504)	(268)	226	-	258	(503)	3,803	-
Other investments at fair value	826	(116)	2	155	(52)	(9)	112	-	17	-	934	-
	4,310	(41)	35	1,634	(708)	(277)	354	-	275	(503)	5,018	-

Fair value through profit or loss
Debt securities	17	(1)	-	6	-	(9)	2	-	2	-	17	1
Other investments at fair value	1,217	21	-	57	(269)	-	156	-	118	(62)	1,237	25
Investments for account of policyholders	1,989	92	-	534	(640)	-	38	-	90	(148)	1,956	85
Derivatives	328	66	-	-	(17)	-	17	(75)	-	-	320	(76)
	3,552	177	-	598	(926)	(9)	213	(75)	210	(209)	3,530	36

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	4	-	32	(1)	-	16	-	-	-	165	4
Derivatives	1,431	1,622	-	-	(41)	-	106	(75)	-	-	3,010	1,752
	1,545	1,626	-	32	(42)	-	122	(75)	-	-	3,175	1,756

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2015, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 473 million (2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2015, Aegon transferred EUR 619 million (2014: EUR 712 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

22	Unaudited

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount December 31, 2015	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	132	Net asset value	n.a.	n.a.
	161	Other	n.a.	n.a.
	293

Debt securities
	3,640	Broker quote	n.a.	n.a.
	219	Discounted cash flow	Credit spread	1.52% - 3.83% (2.84%)
	285	Other	n.a.	n.a.
	4,144

Other investments at fair value
Tax credit investments	785	Discounted cash flow	Discount rate	7.4%
Investment funds	97	Net asset value	n.a.	n.a.
Other	45	Other	n.a.	n.a.
December 31, 2015	928

Fair value through profit or loss
Debt securities	6	Other	n.a.	n.a.
	6

Other investments at fair value
Investment funds	1,260	Net asset value	n.a.	n.a.
Other	6	Other	n.a.	n.a.
	1,265

Derivatives [3]
Longevity swap	86	Discounted cash flow	Discount rate	2.44%
Other	23	Other	n.a.	n.a.
December 31, 2015	109

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,072	Discounted cash flow	Credit spread	0.30% - 0.40% (0.33%)
Other	32	Other	n.a.	n.a.
Total financial liabilities at fair value	2,104

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 113 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Unaudited	23

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 120 million (December 31, 2014: EUR 107 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.84% (December 31, 2014: 2.67%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 7.4% (December 31, 2014: 8.5%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

24	Unaudited

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.33% (December 31, 2014: 0.30%).

Unaudited	25

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

During 2015 Aegon bought an additional longevity swap to further protect the longevity position of Aegon the Netherlands. All longevity swaps combined had a carrying amount of EUR 86 million per December 31, 2015 and are reported as derivatives. As a result the most significant unobservable input became the discount rate as opposed to the previous year, where mortality was the most significant unobservable input.

The effect of changing the discount rate with 100 basis points up or down would result in an increase of EUR 58 million, and a decrease of EUR 34 million, respectively on the fair value measurement of the derivatives. The effect of changes in other unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount December 31, 2015	Total estimated fair value December 31, 2015	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014

Assets
Mortgage loans - held at amortized cost	33,214	37,648	32,164	36,692
Private loans - held at amortized cost	2,847	3,165	2,058	2,454
Other loans - held at amortized cost	2,517	2,517	2,516	2,516

Liabilities
Trust pass-through securities - held at amortized cost	157	146	143	139
Subordinated borrowings - held at amortized cost	759	828	747	828
Borrowings - held at amortized cost	11,829	12,194	13,588	14,056
Investment contracts - held at amortized cost	17,260	17,792	14,985	15,492

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Reinsurance assets

The increase in reinsurance assets mainly results from an agreement with a reinsurance company in Americas related to a fixed annuity block of business and changes in exchange rates.

26	Unaudited

17. Deferred expenses

EUR millions	Dec. 31, 2015	Dec. 31, 2014

DPAC for insurance contracts and investment contracts with discretionary participation features	11,649	9,523
Deferred cost of reinsurance	431	441
Deferred transaction costs for investment management services	467	409
Total deferred expenses	12,547	10,373

18. Share capital

EUR millions	Dec. 31, 2015	Dec. 31, 2014

Share capital - par value	328	327
Share premium	8,059	8,270
Total share capital	8,387	8,597

Share capital - par value
Balance at January 1	327	325
Issuance	1	-
Share dividend	-	2
Balance	328	327

Share premium
Balance at January 1	8,270	8,375
Share dividend	(211)	(106)
Balance	8,059	8,270

Basic and diluted earnings per share

EUR millions	Q4 2015	Q4 2014	FY 2015	FY 2014

Earnings per share (EUR per share)
Basic earnings per common share	0.21	0.17	0.23	0.49
Basic earnings per common share B	0.01	-	0.01	0.01
Diluted earnings per common share	0.21	0.17	0.23	0.49
Diluted earnings per common share B	0.01	-	0.01	0.01
Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	477	399	619	1,186
Coupons on other equity instruments	(35)	(32)	(139)	(152)
Earnings attributable to common shares and common shares B	442	366	479	1,034

Earnings attributable to common shareholders	439	364	476	1,027
Earnings attributable to common shareholders B	3	3	3	7

Weighted average number of common shares outstanding (in millions)	2,109	2,096	2,101	2,094
Weighted average number of common shares B outstanding (in millions)	585	581	584	580

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the full year ended December 31, 2015 and during 2014, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Unaudited	27

Dividend

It will be proposed to the Annual General Meeting of Shareholders on May 20, 2016, absent unforeseen circumstances, to pay a final dividend for the year 2015 of EUR 0.13 per common share. After taking into account the interim dividend 2015 of EUR 0.12 per common share, this will result in a total 2015 dividend of EUR 0.25 per common share. Proposed final dividend for the year and proposed total 2015 dividend per common share B amount to 1/40th of the dividend paid on common shares. The interim dividend 2015 was paid in cash or stock at the election of the shareholder. The stock dividend amounted to one new Aegon common share for every 45 common shares held. The stock dividend and cash dividend are approximately equal in value. To neutralize the dilutive effect of the 2015 interim dividend paid in shares, Aegon executed a share buyback program to repurchase 20,136,673 common shares. Between September 16, 2015, and October 13, 2015, these common shares were repurchased at an average price of EUR 5.2777 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

Final dividend 2014

The Annual General Meeting of Shareholders on May 20, 2015, approved a final dividend over 2014 of EUR 0.12 per common share payable in either cash or stock, related to the second half of 2014, paid in the first half of 2015. The stock dividend amounted to one new Aegon common share for every 55 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 42% of shareholders elected to receive the stock dividend. The remaining 58% opted for cash dividend.

To neutralize the dilutive effect of the 2014 final dividend paid in shares, Aegon executed a program to repurchase 16,279,933 common shares. Between June 17, 2015, and July 14, 2015, these common shares were repurchased at an average price of EUR 6.6324 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

19. Borrowings

EUR millions	Dec. 31, 2015	Dec. 31, 2014

Capital funding	2,015	2,338
Operational funding	10,430	11,821
Total borrowings	12,445	14,158

Included in borrowings is EUR 617 million relating to borrowings measured at fair value (December 31, 2014: EUR 571 million).

Operational funding

During 2015, Aegon redeemed EUR 1,500 million ECB LTRO with a floating coupon. In 2015, Aegon also repurchased the mortgages from Saecure 7 and Saecure 11 for EUR 1,378 million.

On November 11, 2015 Aegon borrowed EUR 450 million under an ECB LRO facility with a floating coupon. Moreover, Aegon used its MRO facility and borrowed EUR 225 mln on December 30, 2015.

On November 24, 2015, Aegon Bank N.V. successfully placed its inaugural 5-year, EUR 750 million Conditional PassThrough Covered Bonds at 8 basis points over mid swaps resulting in an effective yield of 0.267%.

28	Unaudited

20. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 600 million (EUR 428 million). The transaction was closed on July 31, 2015 after obtaining regulatory approval. At September 30, 2015, the Canadian operations of Aegon are no longer classified as assets and liabilities held for sale.

The Canadian operations were included in the Americas segment (note 3). For more information refer to note 22. Acquisitions / divestments.

La Mondiale Participations

La Mondiale Participations was classified as assets and liabilities held for sale per December 31, 2014. On March 3, 2015, Aegon completed the sale and therefore La Mondiale Participations is no longer reported as assets and liabilities held for sale.

Both the Canadian operations and La Mondiale Participations were sold and are no longer classified as assets and liabilities held for sale. As a result no unrealized gains relating to assets and liabilities held for sale are included in other comprehensive income, for the full year ended of December 31, 2015 (December 31, 2014: EUR 477 million).

21. Commitments and contingencies

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and Stichting Belangenbehartiging Pensioengerechtigden van de Vervoer- en Havenbedrijven (BPHV) to remove restrictions on the capital of the harbour workers’ former pension fund Optas. On April 21, 2015 the appeal period expired, after which Aegon made the agreed payment to BPHV of EUR 80 million and the restrictions on the capital were removed. In addition Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

There have been no other material changes in contingent assets and liabilities as reported in the 2014 consolidated financial statements of Aegon.

22. Acquisitions / divestments

Acquisitions

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

On September 25, 2015, Aegon announced that it has acquired Mercer’s US defined contribution record-keeping business. On December 31, 2015, Aegon completed the acquisition after obtaining regulatory approval. The total purchase price amounted to USD 78 million, consisting of USD 71 million cash and USD 7 million contingent consideration.

On December 7, 2015 Aegon announced that it has increased its investment in Aegon Religare Life Insurance Company (ARLI) from 26 percent to 49 percent. The company is renamed as Aegon Life Insurance Company Ltd.

Unaudited	29

Divestments

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business following regulatory approval. The agreement to sell Aegon’s Canadian life insurance business for an amount of CAD 600 million (EUR 428 million) was announced on October 16, 2014. The transaction results in a book loss of CAD 1,054 million (EUR 751 million) recorded at September 30, 2015. Aegon earmarked the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond, due December 2015.

The results of the Canadian operations reflect amounts previously recorded in Other Comprehensive Income that were reclassified into the income statement including CAD 178 million (EUR 127 million) release of the foreign currency translation reserve, CAD (72) million (EUR (51) million) release of the net foreign investment hedging reserve and CAD 668 million (EUR 476 million) for the release of the available for sale reserve. The net cash proceeds were CAD 543 million (EUR 387 million) consisting of CAD 600 million (EUR 428 million) cash received and the cash and cash equivalents included in the sale of CAD 57 million (EUR 41 million). Expenses related to the transaction, including cost of sale, amount to CAD 11 million (EUR 8 million).

The table below presents the statement of financial position of the Canadian life insurance business at the moment of the completion of the sale.

Statement of financial position
July 31, 2015
EUR millions

Assets
Intangible assets	198
Investments	5,506
Investments for account of policyholders	1,459
Reinsurance assets	989
Deferred expenses	832
Other assets and receivables	270
Cash and cash equivalents	40
Total assets	9,293

Insurance contracts	5,008
Insurance contracts for account of policyholders	1,341
Investment contracts	56
Investment contracts for account of policyholders	118
Derivatives	33
Other liabilities	1,056
Total liabilities	7,612

On September 1, 2015, Aegon completed the sale of Clark Consulting following regulatory approval. The agreement to sell Clark Consulting for USD 177.5 million (EUR 160 million) was announced on July 10, 2015 and resulted in a gain of USD 8 million (EUR 7 million).

On September 7, 2015, Aegon completed the sale of its 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) for GBP 19 million (EUR 26 million). This transaction has led to a net gain of GBP 7 million (EUR 10 million). 7IM was recorded as an associate in the books of Aegon.

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23. Events after the balance sheet date

On January 13, 2016, Aegon announced to repurchase EUR 400 million worth of common shares in 2016, of which a first tranche of EUR 200 million will be repurchased before March 31, 2016. These shares will be repurchased to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. It will be proposed to shareholders at their next Annual General Meeting on May 20, 2016, to cancel any repurchased shares under this program. The shares will be repurchased at or below the daily volume-weighted average price.

On January 18, 2016 Aegon Nederland NV signed an agreement to sell its commercial non-life insurance business, which includes the proxy and co-insurance run-off portfolios, to Allianz Benelux. This sale is expected to be completed before July 1, 2016. This transaction follows the announcement last year that the commercial line of Aegon Nederland was no longer strategically core to the company’s non-life business, and that Aegon Nederland will continue to invest in income protection and retail non-life insurance. The transaction is still subject to approval by the Dutch Central Bank (De Nederlandsche Bank) and the Dutch Authority for Consumers and Markets (Autoriteit Consument & Markt).

Unaudited	31

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results , financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom from the European Union;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

32	Unaudited

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 89 56

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2016

May 12, 2016	Results first quarter 2016

August 11, 2016	Results second quarter 2016

November 10, 2016	Results third quarter 2016

Aegon’s Q4 2015 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.